(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Chiquita Brands International, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

250 East Fifth Street

Address of Principal Executive Office (Street and Number)

Cincinnati, Ohio 45202

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Chiquita Brands International, Inc. (“Chiquita”) is currently seeking approval of an amendment with the lenders under its credit agreement dated as of June 28, 2005 (the “Credit Agreement”) with respect to the treatment of a charge of $25 million recorded in its financial statements for the year ended December 31, 2006 and certain other related costs in connection with the previously disclosed U.S. Department of Justice investigation. While Chiquita is currently in compliance with the financial covenants under the Credit Agreement, this amendment is necessary to mitigate the potential of financial covenant non-compliance in future periods, which would affect the consolidated balance sheet classification of Chiquita’s debt as of December 31, 2006 and related disclosures.

Chiquita anticipates completing its Credit Agreement amendment in sufficient time to file Form 10-K for the year ended December 31, 2006 by March 16, 2007 or sooner, although there can be no assurance in this regard.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jeffrey M. Zalla (Name)	513 (Area Code)	784-8000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On Thursday, February 22, 2006, Chiquita issued a press release and furnished a corresponding report on Form 8-K to announce its results for the quarter and year ended December 31, 2006 and related matters, including an update with respect to the U.S. Department of Justice investigation and the related $25 million charge. The 10-K for this period, when it is filed with the Commission, will reflect these results and related matters.

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Chiquita Brands International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 2, 2007	By:	/s/ Brian W. Kocher
	Name:	Brian W. Kocher
	Title:	Vice President, Controller and Chief Accounting Officer

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